UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

August 26, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cumberland Pharmaceuticals Inc.

File No. 001-33637 - CF# 25630

_____

        Cumberland Pharmaceuticals Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 16, 2010.

        Based on representations by Cumberland Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

            Exhibit 10.7   through July 1, 2013

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

            Daniel Greenspan
            Special Counsel